Exhibit 12.1

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in millions)

	Quarter ended	Years ended December 31,
	March 31, 2004	2003	2002	2001		2000	1999
EARNINGS AS DEFINED

Earnings (loss) from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$(3.2)	$(1.2)	$(27.6)	$58.1		$(28.9)	$55.4
Preferred stock dividend (pre-tax equivalent)	(2.3)	(0.9)	—	—		—	—
Fixed charges	12.2	53.2	47.1	51.5		67.8	43.4

TOTAL EARNINGS, AS DEFINED	$6.7	$51.1	$19.5	$109.6		$38.9	$98.8

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED

Interest expense	$8.9	$44.9	$40.9	$43.2		$61.4	$39.0
Amortization of capitalized expenses related to debt	0.6	4.5	3.7	4.4		4.2	1.1
Preferred stock dividend (pre-tax equivalent)	2.3	0.9	—	—		—	—
Interest component of rent expense	0.4	2.9	2.5	3.9		2.2	3.3

TOTAL COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS, AS DEFINED	$12.2	$53.2	$47.1	$51.5		$67.8	$43.4

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS	—	—	—	2.1	x	—	2.3	x

For the quarter ended March 31, 2004 and the years ended December 31, 2003, 2002 and 2000, earnings were insufficient to cover combined fixed charges and preferred dividends by $5.5 million, $2.1 million, $27.6 million and $28.9 million, respectively.